FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2300, 250 – 5th Street S.W.
Calgary, Alberta T2P 0R4

2.	Date of Material Change
December 2, 2016.

3.	News Release
A news release was issued by TransGlobe on December 5, 2016 and disseminated through the facilities of a recognized news wire service and would have been received by the securities commissions where TransGlobe is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change
On December 2, 2016, the Company entered into an agreement (the "Acquisition Agreement") to acquire Cardium light oil and Mannville liquid-rich gas assets in the Harmattan area of west central Alberta (the "Assets") for total consideration of $80 million (the "Acquisition"). All dollar values are expressed in Canadian dollars unless otherwise stated.

5.	Full Description of Material Change
5.1    Full Description of Material Change:
TransGlobe announced that it had entered into the Acquisition Agreement to acquire the Assets for total consideration of $80 million. The Acquisition will be funded by $65 million cash from the balance sheet of the Company and a 10%, 24-month vendor take back loan of $15 million.
Acquisition Highlights

•	Current production of approximately 3,100 barrels of oil equivalent ("boe") per day (57% liquids weighted)[1]

•	Operatorship and high working interest in the majority of Assets (approximately 88% of current production)

•	Total Proved reserves of approximately 11.8 million boe[2]

•	Total Proved plus Probable ("2P") reserves of approximately 21.3 million boe[2]

•	Total Proved plus Probable Reserve Life Index of 18.9 years[2]

•	Total net drilling locations: 45 locations in 2P, over 100 additional upside locations[3]

•	Total acreage of approximately 110,000 acres (approximately 95,000 net acres)

•	Total consideration $80 million (approximately US$59 million) comprised of $65 million (approximately US$48 million) cash and a vendor take back note of $15 million

•	Effective date is December 1, 2016, and closing is expected to occur prior to year-end

Notes:
(1) Based on September 2016 field estimates provided by vendor.
(2) Gross working interest reserves before the deduction of any royalties and without including any royalty interests receivable. Reserves life index calculated by dividing the reserves in each category by the average annual production for that period.
(3) Potential unbooked drilling opportunities are based on TransGlobe internal estimate prepared in accordance with the COGE Handbook by a non-independent qualified reserves evaluator.

The Acquisition includes a 100% interest in a central oil battery and flow lines with significant under-utilized capacity allowing for future production growth. The gas production is pipeline connected to large third party gas processing facilities with spare capacity.

The Acquisition has an effective date of December 1, 2016 and closing is expected to occur prior to December 31, 2016, subject to usual closing conditions and regulatory approvals.

For further information, please see the Acquisition Agreement, a copy of which has been filed on SEDAR and may be viewed under the Company's profile at www.sedar.com.
5.2 Disclosure for Restructuring Transactions:
Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this material change report is:
Randy Neely, Vice President, Finance, Chief Financial Officer & Corporate Secretary
Tel: (403) 264-9888
Fax: (403) 770-8855

9.	Date of Report
December 12, 2016.
Advisory on Forward-Looking Information and Statements
This material change report may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this material change report contains forward-looking statements regarding the expected purchase price of the Assets; the characteristics of the Assets and the anticipated benefits of the Acquisition; the anticipated production and product mix associated with the Assets; expectations regarding the outcome of the Acquisition; anticipated drilling locations; the reserves potential of the Assets; the production from the Assets; the estimated quantity and value of the proved and probable reserves of the Assets; and the timing for closing of the Acquisition. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, failure to realize the anticipated benefits of the Acquisition; unforeseen difficulties in integrating the Assets into the Company's operations; unforeseen liabilities associated with the Assets; operating and capital costs; general economic, market and business conditions; volatility in market prices for crude oil and natural gas and hedging activities related thereto; risks related to the exploration, development and production of oil and natural gas reserves; global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this material change report, assumptions have been made regarding, among other things: the Company's ability to achieve anticipated benefits of the Acquisition; the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

Oil & Gas Information
The estimates of the reserves attributable to the Assets to be acquired were based on an evaluation prepared by D&M as of September 30, 2016 (the "D&M Evaluation") in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the procedures contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and using D&M’s forecast prices and costs as of September 30, 2016. It is likely that such estimates will be different from the estimates prepared by the owner of the Assets or third party on its behalf.

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. "BOEs" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This material change report discloses 45 drilling locations that have associated proved and/or probable reserves based on the D&M Evaluation prepared in accordance with NI 51-101 and the COGE Handbook and using D&M pricing forecasts as at September 30, 2016. Unbooked locations are internal estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Unbooked locations have been identified by management as an estimation of the Company’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Company will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which the Company will actually drill wells is ultimately dependent upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

This material change report contains the oil and gas metric "reserves life index" which does not have a standardized meaning or standard method of calculation and therefore such measure may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metric has been included in this material change report to provide readers with additional measures to evaluate the performance of the Assets however, such measure is not a reliable indicator of the future performance of the Assets and the future performance may not compare to performance in previous periods. Therefore such metric should not be and unduly relied upon.